UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Termination of Material Definitive Agreements

On June 24, 2021, Scienjoy Holding Corporation (the “Company”) entered into a Termination and Release Agreement (the “Termination Agreement”) with White Lion Capital LLC, a Nevada limited liability company (“White Lion”). Pursuant to the Termination Agreement, the Company and White Lion agreed to terminate, effective on June 24, 2021, (i) that certain Common Stock Purchase Agreement, dated as of February 23, 2021, by and between the Company and White Lion (the “Purchase Agreement”), and (ii) that certain Registration Rights Agreement, dated as of February 23, 2021, by and between the Company and White Lion (the “Registration Rights Agreement”). The related Escrow Agreement, dated as of February 23, 2021, was terminated effective on June 24, 2021, as well.

The terms and conditions of the Purchase Agreement and the Registration Rights Agreement were previously described in the Company’s Registration Statement, as amended (Registration No. 333-253403, the “Registration Statement”) and the Company’s Current Report on Form 6-K filed on February 23, 2021 (the “Prior Form 6-K”), with the full text thereof being filed as Exhibits 99.1 and Exhibit 99.2, respectively, to the Prior Form 6-K.

The above description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 6-K and is hereby incorporated herein by reference.

In connection with the termination of the Purchase Agreement and the Registration Rights Agreement, the Company will also file a post-effective amendment to the Registration Statement to deregister all unsold ordinary shares previously registered thereunder. As of the date of this Current Report on 6-K, the Company had sold an aggregate of 108,230 ordinary shares under the Purchase Agreement.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-256373), Form F-3 (Registration Number 333-256714), and Form F-3 (Registration Number 333- 254818), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: June 28, 2021	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Termination and Release Agreement by and between Scienjoy Holding Corporation and White Lion Capital LLC, dated June 24, 2021.

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